UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

StarTek, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85569C107

(CUSIP Number)

CSP Alpha Holdings Parent Pte Ltd

160 Robinson Road, #10-01, SBF Center

Singapore, 068914

Attn: Sanjay Chakrabarty

Mukesh Sharda

(65) 6202-4734

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85569C107	13D	Page 1 of 9 pages

1	Names of Reporting Persons CSP Alpha Holdings Parent PTE Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. 85569C107	13D	Page 2 of 9 pages

1	Names of Reporting Persons CSP Alpha Investment LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person PN

CUSIP No. 85569C107	13D	Page 3 of 9 pages

1	Names of Reporting Persons CSP Alpha GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. 85569C107	13D	Page 4 of 9 pages

1	Names of Reporting Persons CSP Victory Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. 85569C107	13D	Page 5 of 9 pages

1	Names of Reporting Persons CSP Management Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. 85569C107	13D	Page 6 of 9 pages

Explanatory Note

This Amendment No. 9 (the “Amendment No. 9”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on March 23, 2018 (as amended to date, the “Schedule 13D”), by: (a) CSP Alpha Holdings Parent Pte Ltd; (b) CSP Alpha Investment LP; (c) CSP Alpha GP Limited; (d) CSP Victory Limited; and (e) CSP Management Limited (collectively, the “Reporting Persons,” and each a “Reporting Person”), relating to the common stock, $0.01 par value. (the “Common Stock”), of StarTek, Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on October 10, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stockholm Parent, LLC, a Delaware limited liability company (“Parent”) and Stockholm Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are affiliates of the Reporting Persons.

On January 5, 2024, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent. As a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held by (i) the Issuer, Parent, Merger Sub or any of their respective subsidiaries and (ii) shareholders of the Issuer who have properly exercised their dissenters’ rights under Delaware law) was converted at the Effective Time into the right to receive $4.30 in cash, without interest (the “Merger Consideration”).

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer’s Common Stock ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

CUSIP No. 85569C107	13D	Page 7 of 9 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CSP Alpha Holdings Parent Pte Ltd.	100	100%	0	100	0	100
CSP Alpha Investment LP	100	100%	0	100	0	100
CSP Alpha GP Limited	100	100%	0	100	0	100
CSP Victory Limited	100	100%	0	100	0	100
CSP Management Limited	100	100%	0	100	0	100

Following the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons indirectly beneficially owned all of the outstanding Common Stock of the Issuer.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 85569C107	13D	Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2024

CSP ALPHA HOLDINGS PARENT PTE LTD

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CSP ALPHA INVESTMENT LP

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CSP ALPHA GP LIMITED

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CUSIP No. 85569C107	13D	Page 9 of 9 pages

CSP VICTORY LIMITED

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CSP MANAGEMENT LIMITED

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director